Exhibit 99.1

FERRARI SIGNS A PARTNERSHIP AGREEMENT WITH IBM

Maranello (Italy), 7 November 2024 – Ferrari N.V. (NYSE/EXM: RACE) announces that Ferrari S.p.A., wholly-owned Italian subsidiary of Ferrari N.V., today has signed a multiyear partnership agreement with IBM (NYSE: IBM). Under this agreement, which will be effective from 1 January 2025, IBM will become Premium Partner of Scuderia Ferrari and the Scuderia Ferrari Driver Academy.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977